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November 29, 2006

Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Attn: Jason Wynn

Re:          U.S. Energy Corp.
Form S-3/A
File No. 333-137139

Dear Commissioners:

On behalf of U.S. Energy Corp. (the “company”), we file Form S-3/A. Hard copies of the filing and this letter are being sent to Jason Wynn by Federal Express (Mail Stop 7010).

Comment. We have received only one (oral) comment on the initial filing, to the effect that the fee calculation page showed the selling shareholders table instead of the fee calculations. We apologize. The error was inadvertent, and the company believes it stemmed from the filing software. The Form S-3/A shows the correct fee calculation page.

Supplemental Information.

1. The filing reflects the addition of selling shareholders, including Cornell and Newbridge (see below). The increased fee has been paid.

2.
As discussed by telephone recently, the company is adding Cornell Capital Partners LP and Newbridge Securities as sellers for the shares and warrant shares held by Cornell, and the shares held by Newbridge. These securities were issued earlier this year in payment of fees associated with the company’s entering into a credit line agreement with Cornell. The credit line agreement has been terminated and termination has been reported on Form 8-K. The re-sale registration statement filed for the credit line (333-135958) has been withdrawn.

The shares and warrant issued to Cornell, and the shares issued to Newbridge, were fully earned when issued. The company is not including Cornell and Newbridge as sellers in the instant filing because of any commitment to do so (the registration rights agreement with Cornell was terminated when the credit line agreement was terminated). Rather, their inclusion is being made as an accommodation by the company. There is no commercial relationship between the company and Cornell and Newbridge, and specifically, there is no credit line or similar agreement in place with the company. Therefore, we believe resale of the shares and warrant shares by Cornell and Newbridge should be treated like any other re-selling security holder. Neither Cornell nor Newbridge are statutory underwriters for purposes of this filing.

Securities and Exchange Commission
Division of Corporation Finance
Novemer 29, 2006

3.
The filing discloses that some of the shares being registered for resale by Bourne Capital and Tsunami Partners also are registered for resale under other S-3 registration statements (currently effective). As explained in the instant filing, the registration overlap (or duplication) is being done for the convenience of Bourne and Tsunami. The subject securities include extra shares (as compared to the other registration statements) and reduced exercise prices for warrants, by operation of anti-dilution provisions. We add that the overlap is being made at the specific request of counsel to Bourne and Tsunami.

4.	Financial information has been updated through September 30, 2006, and all other changes through filing date are marked.

5.
The filing contemplates sales at market prices when the registration statement is declared effective. The company is eligible for a primary offering under rule 415. We do not view the instant filing as related to a PIPE resale registration. However, we are making the eligibility representation in the context of current discussions between the staff and other companies about the application of rule 415 generally. In this regard, we note for your convenience that when the company made the initial filing of this registration statement, the company was not eligible to use S-3 for a primary offering.

  6.   New auditor consents (EWC), and legal opinion, are filed as exhibits.

Please advise the undersigned if the staff has any questions in the course of review.

Yours Sincerely,

/s/Stephen E. Rounds

cc:  U.S. Energy Corp.